Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release August 6, 2021

TEN Ltd. Declares Dividend on its

Series D and Series E Cumulative Perpetual Preferred Shares

ATHENS, GREECE, August 6, 2021 – TEN Ltd. (“TEN”) (NYSE: TNP) (the “Company”), a leading diversified crude, product and LNG tanker operator, today announced that its Board of Directors declared the regular quarterly cash dividend of $0.546875 per share for its Series D Cumulative Perpetual Preferred Shares (the “Series D Preferred Shares”; NYSE; TNPPRD) and the regular quarterly cash dividend of $0.578125 per share for its Series E Cumulative Perpetual Preferred Shares (the “Series E Preferred Shares”; NYSE; TNPPRE).

The dividend on the Series D and Series E is for the period from the most recent dividend payment date on May 28, 2021 through August 27, 2021.

The dividend on the Series D and E Preferred Shares will be paid on August 30, 2021 to all holders of record of Series D and E Preferred Shares as of August 25, 2021. Dividends on the Series D and E Preferred Shares are payable quarterly in arrears on the 28th day (unless the 28th falls on a weekend or public holiday, in which case the payment date is moved to the next business day) of February, May, August and November of each year, when, as and if declared by TEN’s board of directors. This is the 25th dividend on the Series D and the 18th dividend on the Series E since their commencement of trading on the New York Stock Exchange.

TEN has 3,484,979 Series D and 4,701,377 Series E Preferred Shares outstanding as of the date of this press release.

ABOUT TSAKOS ENERGY NAVIGATION

TEN, founded in 1993 and celebrating this year 28 years as a public company, is one of the first and most established public shipping companies in the world. TEN’s diversified energy fleet currently consists of 67 double-hull vessels, including one LNG carrier and one suezmax DP2 shuttle tanker under construction, constituting a mix of crude tankers, product tankers and LNG carriers, totalling 7.4 million dwt.

Visit our company website at: http://www.tenn.gr

ABOUT FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For further information please contact:

Company

Tsakos Energy Navigation Ltd.

George Saroglou

COO

+30210 94 07 710

gsaroglou@tenn.gr

Investor Relations / Media

Capital Link, Inc.

Nicolas Bornozis

Markella Kara

+212 661 7566

ten@capitallink.com

Visit our company website at: http://www.tenn.gr

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